UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006.

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F |X|             Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes |_|             No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    GRUPO SIMEC, S.A. de C.V.
                                                  ______________________________
                                                          (Registrant)

Date: May 11, 2006.                           By: ______________________________
                                                  Name:  Luis Garcia Limon
                                                  Title: Chief Executive Officer

GRUPO
SIMEC  [LOGO]


PRESS RELEASE                       Contact:  Adolfo Luna Luna
                                              Jose Flores Flores
                                              Grupo Simec, S.A. de C.V.
                                              Calzada Lazaro Cardenas 601
                                              44440 Guadalajara, Jalisco, Mexico
                                              52 33 1057 5740

        GRUPO SIMEC ANNOUNCES FINAL AUDITED RESULTS OF OPERATIONS FOR THE
                          YEAR ENDED DECEMBER 31, 2005

GUADALAJARA, MEXICO, May 4, 2006- Grupo Simec, S.A. de C.V. (AMEX-SIM) ("Simec") announced today its final audited results of operations for the year ended December 31, 2005. Net sales increased 119% to Ps. 12,883 million in 2005 compared to Ps. 5,872 million in 2004, primarily due to the inclusion for the full year 2005 of net sales generated by the plants in Apizaco and Cholula acquired in August 2004, of Ps. 2,732 million as well as Ps. 6,220 million generated by the newly acquired plants of PAV Republic, Inc. ("Republic") in July 2005. Simec recorded net income of Ps. 1,272 million in 2005 versus net income of Ps. 1,453 million in 2004.

On July 22, 2005 Simec and its parent company Industrias CH, S.A. de C.V. ("ICH") acquired 100% of the stock of Republic. Simec, ICH's largest subsidiary, acquired 50.2% of Republic's stock, and ICH purchased the remaining 49.8%. The cash purchase price of U.S. $229 million was financed by internally generated funds. At December 30, 2005, the total amount of Republic's liabilities was U.S. $37.7 million (Ps. 407 million), with a weighted average cost per year of 5.87%. Republic is the leading producer of special bar quality (SBQ) steel in the United States and, together with Simec, they are the largest producer of this kind of steel in North America.

On September 10, 2004, Simec completed the acquisition of the property, plant and equipment and inventories, and assumed liabilities associated with seniority premiums of employees of the Mexican steel-making facilities of Industrias Ferricas del Norte, S.A. (Corporacion Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec's total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from its parent company ICH of U.S. $19 million for capital stock issued in the second quarter of 2005. Simec began to operate the plants on August 1, 2004, and, as a result, the operations of both plants are reflected in Simec's financial results as of such date.

Simec sold 1,711,315 metric tons of basic steel products during 2005 (including 413,925 metric tons produced by the newly acquired plants in Apizaco and Cholula and 674,957 metric tons produced by the newly acquired plants of Republic), an increase of 121% as compared to 773,297 metric tons in 2004 (including 155,614 metric tons produced by the newly acquired plants in Apizaco and Cholula). Exports (including sales by U.S. subsidiaries) of basic steel products were 809,083 metric tons in 2005 (including 19,261 metric tons produced by the newly acquired plants in Apizaco and Cholula and 674,957 metric tons generated by the newly acquired plants of Republic) versus 97,126 metric tons in 2004. Additionally Simec sold 14,487 metric tons of billet in 2005 as compared to 41,832 metric tons of billet in 2004. Prices of finished products (excluding the sales of Republic) sold in 2005 decreased 14% in real terms versus 2004.

Simec's direct cost of sales increased 206% to Ps. 10,304 million in 2005 (including Ps. 2,015 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 5,863 million relating to the newly acquired plants of Republic) compared to Ps. 3,413 million in 2004 (including Ps. 862 million relating to the newly acquired plants in Apizaco and Cholula). The average cost of raw materials used to produce steel products (excluding the production of Republic) increased 1% in real terms in 2005 versus 2004, primarily as a result of increases in the price of scrap and certain other raw materials.

Indirect manufacturing, selling, general and administrative expenses (including depreciation) were Ps. 1,011 million during 2005 (including Ps. 247 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 269 million relating to the newly acquired plants of Republic), compared to Ps. 590 million in 2004 (including Ps. 75 million relating to the newly acquired plants in Apizaco and Cholula).

Simec's operating income decreased 16% to Ps. 1,567 million during 2005 (including Ps. 470 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 87 million relating to the newly acquired plants of Republic) from Ps. 1,869 million in 2004 (including Ps. 296 million relating to the newly acquired plants in Apizaco and Cholula). Operating income was 12% of net sales in 2005 compared to 32% of net sales in 2004.

Simec recorded other income, net, from other financial operations of Ps. 55 million in 2005 compared to other expense, net, of Ps. 38 million in 2004. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 190 million in 2005 versus a provision of Ps. 341 million in 2004.

Simec recorded financial expense of Ps. 144 million in 2005 compared to financial expense of Ps. 37 million in 2004 as a result of (i) net interest expense of Ps. 16 million in 2005 compared to Ps. 6 million of net interest income in 2004, (ii) an exchange loss of Ps. 75 million in 2005 compared to an exchange gain of Ps. 4 million in 2004 reflecting an increase of 4.3% in the value of the peso versus the dollar in 2005 compared to a decrease of 0.3% in the value of the peso versus the dollar in 2004 and (iii) a loss from monetary position of Ps. 53 million in 2005 compared to a loss from monetary position of Ps. 47 million in 2004, reflecting the domestic inflation rate of 3.3% in 2005 compared to the domestic inflation rate of 5.2% in 2004 and lower debt levels during the 2005 period.

At December 31, 2005, Simec's total consolidated debt consisted of approximately $38 million of U.S. dollar-denominated debt. At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S. dollar-denominated debt.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at December 31, 2005.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products and its subsidiary Republic is the leading producer of special bar quality (SBQ) steel in the United States.

###

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.
                        CONSOLIDATED FINANCIAL STATEMENT
                         AT DECEMBER 31 OF 2005 AND 2004
                          (thousands of Mexican pesos)

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
   REF                          CONCEPTS                                        CURRENT YEAR              PREVIOUS YEAR
    S
---------------------------------------------------------------------------------------------------------------------------
                                                                            AMOUNT          %         AMOUNT           %
---------------------------------------------------------------------------------------------------------------------------
     s01 TOTAL ASSETS                                                    14,494,344          100    9,245,551          100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s02 CURRENT ASSETS                                                   6,734,225           46    2,895,211           31
---------------------------------------------------------------------------------------------------------------------------
     s03 CASH AND SHORT-TERM INVESTMENTS                                    208,064            1      523,341            6
---------------------------------------------------------------------------------------------------------------------------
     s04 ACCOUNTS AND NOTES RECEIVABLE (NET)                              2,270,920           16      995,276           11
---------------------------------------------------------------------------------------------------------------------------
     s05 OTHER ACCOUNTS AND NOTES RECEIVABLE                                332,535            2      181,329            2
---------------------------------------------------------------------------------------------------------------------------
     s06 INVENTORIES                                                      3,636,861           25    1,167,486           13
---------------------------------------------------------------------------------------------------------------------------
     s07 OTHER CURRENT ASSETS                                               285,845            2       27,779            0
---------------------------------------------------------------------------------------------------------------------------
     s08 LONG-TERM                                                                0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s09 ACCOUNTS AND NOTES RECEIVABLE (NET)                                      0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s10 INVESTMENT IN SHARES OF NON-CONSOLIDATED
           SUBSIDIARIES AND ASSOCIATES                                            0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s11 OTHER INVESTMENTS                                                        0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s12 PROPERTY, PLANT AND EQUIPMENT (NET)                              7,017,775           48    6,036,933           65
---------------------------------------------------------------------------------------------------------------------------
     s13 LAND AND BUILDINGS                                               2,383,924           16    2,252,229           24
---------------------------------------------------------------------------------------------------------------------------
     s14 MACHINERY AND INDUSTRIAL EQUIPMENT                               6,434,736           44    6,121,557           66
---------------------------------------------------------------------------------------------------------------------------
     s15 OTHER EQUIPMENT                                                    178,977            1      156,204            2
---------------------------------------------------------------------------------------------------------------------------
     s16 ACCUMULATED DEPRECIATION                                         2,500,544           17    2,504,568           27
---------------------------------------------------------------------------------------------------------------------------
     s17 CONSTRUCTION IN PROGRESS                                           520,682            4       11,511            0
---------------------------------------------------------------------------------------------------------------------------
     s18 OTHER INTANGIBLE ASSETS AND  DEFERRED ASSETS (NET)                 440,753            3      313,407            3
---------------------------------------------------------------------------------------------------------------------------
     s19 OTHER ASSETS                                                       301,591            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s20 TOTAL LIABILITIES                                                4,927,845          100    2,442,479          100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s21 CURRENT LIABILITIES                                              2,697,754           55      939,633           38
---------------------------------------------------------------------------------------------------------------------------
     s22 SUPPLIERS                                                        1,402,696           28      608,494           25
---------------------------------------------------------------------------------------------------------------------------
     s23 BANK LOANS                                                          17,643            0      158,223            6
---------------------------------------------------------------------------------------------------------------------------
     s24 STOCK MARKET LOANS                                                   3,255            0        3,515            0
---------------------------------------------------------------------------------------------------------------------------
     s25 TAXES PAYABLE                                                       52,486            1       39,914            2
---------------------------------------------------------------------------------------------------------------------------
     s26 OTHER CURRENT LIABILITIES                                        1,221,674           25      129,487            5
---------------------------------------------------------------------------------------------------------------------------
     s27 LONG-TERM LIABILITIES                                              389,021            8            0            0
---------------------------------------------------------------------------------------------------------------------------
     s28 BANK LOANS                                                         389,021            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s29 STOCK MARKET LOANS                                                       0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s30 OTHER LOANS                                                              0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s31 DEFERRED LIABILITIES                                               206,770            4            0            0
---------------------------------------------------------------------------------------------------------------------------
     s32 OTHER NON-CURRENT LIABILITIES                                    1,634,300           33    1,502,846           62
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s33 CONSOLIDATED STOCKHOLDERS' EQUITY                                9,566,499          100    6,803,072          100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s34 MINORITY INTEREST                                                1,796,010           19          320            0
---------------------------------------------------------------------------------------------------------------------------
     s35 MAJORITY INTEREST                                                7,770,489           81    6,802,752          100
---------------------------------------------------------------------------------------------------------------------------
     s36 CONTRIBUTED CAPITAL                                              4,293,609           45    4,292,959           63
---------------------------------------------------------------------------------------------------------------------------
     S79 CAPITAL STOCK                                                    3,454,048           36    3,386,476           50
---------------------------------------------------------------------------------------------------------------------------
     s39 PREMIUM ON ISSUANCE OF SHARES                                      839,561            9      677,661           10
---------------------------------------------------------------------------------------------------------------------------
     s40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                               0            0      228,822            3
---------------------------------------------------------------------------------------------------------------------------
     s41 EARNED CAPITAL                                                   3,476,880           36    2,509,793           37
---------------------------------------------------------------------------------------------------------------------------
     s42 RETAINED EARNINGS AND CAPITAL RESERVES                           4,490,489           47    3,218,856           47
---------------------------------------------------------------------------------------------------------------------------
     s44 OTHER ACCUMULATED COMPREHENSIVE RESULT                         (1,013,609)         (11)    (709,063)         (10)
---------------------------------------------------------------------------------------------------------------------------
     s80 SHARES REPURCHASED                                                       0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 4 YEAR:2005
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
   REF                           CONCEPTS                                     CURRENT YEAR              PREVIOUS YEAR
    S
---------------------------------------------------------------------------------------------------------------------------
                                                                            AMOUNT           %        AMOUNT           %
---------------------------------------------------------------------------------------------------------------------------
     s03 CASH AND SHORT-TERM INVESTMENTS                                    208,064          100      523,341          100
---------------------------------------------------------------------------------------------------------------------------
     s46 CASH                                                                71,486           34      177,186           34
---------------------------------------------------------------------------------------------------------------------------
     s47 SHORT-TERM INVESTMENTS                                             136,578           66      346,155           66
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s07 OTHER CURRENT ASSETS                                               285,845          100       27,779          100
---------------------------------------------------------------------------------------------------------------------------
     s81 DERIVATIVE FINANCIAL INSTRUMENTS                                    57,106           20       18,902           68
---------------------------------------------------------------------------------------------------------------------------
     s82 DISCONTINUED OPERATIONS                                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s83 OTHER                                                              228,739           80        8,877           32
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s18 OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)                  440,753          100      313,407          100
---------------------------------------------------------------------------------------------------------------------------
     s48 DEFERRED EXPENSES                                                  203,096           46      237,751           76
---------------------------------------------------------------------------------------------------------------------------
     s49 GOODWILL                                                           166,988           38            0            0
---------------------------------------------------------------------------------------------------------------------------
     s50 DEFERRED TAXES                                                           0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s51 OTHER                                                               70,669           16       75,656           24
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s19 OTHER ASSETS                                                       301,591          100            0            0
---------------------------------------------------------------------------------------------------------------------------
     s84 INTANGIBLE ASSET FROM LABOR OBLIGATIONS                            301,591          100            0            0
---------------------------------------------------------------------------------------------------------------------------
     s85 DERIVATIVE FINANCIAL INSTRUMENTS                                         0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s50 DEFERRED TAXES                                                           0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s86 DISCONTINUED OPERATIONS                                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s87 OTHER                                                                    0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s21 CURRENT LIABILITIES                                              2,697,754          100      939,633          100
---------------------------------------------------------------------------------------------------------------------------
     s52 FOREIGN CURRENCY LIABILITIES                                     1,948,484           72      385,447           41
---------------------------------------------------------------------------------------------------------------------------
     s53 MEXICAN PESO LIABILITIES                                           749,270           28      554,186           59
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s26 OTHER CURRENT LIABILITIES                                        1,221,674          100      129,487          100
---------------------------------------------------------------------------------------------------------------------------
     s88 DERIVATIVE FINANCIAL INSTRUMENTS                                         0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s89 INTEREST LIABILITIES                                                     0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s68 PROVISIONS                                                          15,110            1        8,880            7
---------------------------------------------------------------------------------------------------------------------------
     s90 DISCONTINUED OPERATIONS                                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s58 OTHER CURRENT LIABILITIES                                        1,206,564           99      120,607           93
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s27 LONG-TERM LIABILITIES                                              389,021          100            0            0
---------------------------------------------------------------------------------------------------------------------------
     s59 FOREIGN CURRENCY LIABILITIES                                       389,021          100            0            0
---------------------------------------------------------------------------------------------------------------------------
     s60 MEXICAN PESO LIABILITIES                                                 0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s31 DEFERRED LIABILITIES                                               206,770          100            0            0
---------------------------------------------------------------------------------------------------------------------------
     s65 NEGATIVE GOODWILL                                                  206,770          100            0            0
---------------------------------------------------------------------------------------------------------------------------
     s67 OTHER                                                                    0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s32 OTHER NON CURRENT LIABILITIES                                    1,634,300          100    1,502,846          100
---------------------------------------------------------------------------------------------------------------------------
     s66 DEFERRED TAXES                                                   1,503,308           92    1,480,919           99
---------------------------------------------------------------------------------------------------------------------------
     s91 OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE                    15,750            1        6,957            0
---------------------------------------------------------------------------------------------------------------------------
     s92 DISCONTINUED OPERATIONS                                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s69 OTHER LIABILITIES                                                  115,242            7       14,970            1
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s79 CAPITAL STOCK                                                    3,454,048          100    3,386,476          100
---------------------------------------------------------------------------------------------------------------------------
     s37 CAPITAL STOCK (NOMINAL)                                          2,012,147           58    1,948,155           58
---------------------------------------------------------------------------------------------------------------------------
     s69 RESTATEMENT OF CAPITAL STOCK                                     1,441,901           42    1,438,321           42
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
   REF                              CONCEPTS                                   CURRENT YEAR              PREVIOUS YEAR
    S
---------------------------------------------------------------------------------------------------------------------------
                                                                            AMOUNT           %       AMOUNT            %
---------------------------------------------------------------------------------------------------------------------------
     s42 RETAINED EARNINGS AND CAPITAL RESERVES                           4,490,489          100    3,218,856          100
---------------------------------------------------------------------------------------------------------------------------
     s93 LEGAL RESERVE                                                            0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s43 RESERVE FOR REPURCHASE OF SHARES                                    87,031            2       87,031            3
---------------------------------------------------------------------------------------------------------------------------
     s94 OTHER RESERVES                                                           0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s95 RETAINED EARNINGS                                                3,131,825           70    1,678,600           52
---------------------------------------------------------------------------------------------------------------------------
     s45 NET INCOME FOR THE YEAR                                          1,271,633           28    1,453,225           45
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s44 OTHER ACCUMULATED COMPREHENSIVE RESULT                         (1,013,609)          100    (709,063)          100
---------------------------------------------------------------------------------------------------------------------------
     s70 ACCUMULATED MONETARY RESULT                                              0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s71 RESULT FROM HOLDING NON-MONETARY ASSETS                          (153,724)           15      178,151         (25)
---------------------------------------------------------------------------------------------------------------------------
     s96 CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION
---------------------------------------------------------------------------------------------------------------------------
     s97 CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS
                                                                             40,093          (4)       12,764          (2)
---------------------------------------------------------------------------------------------------------------------------
     s98 CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                       (899,978)           89    (899,978)          127
---------------------------------------------------------------------------------------------------------------------------
     s99 LABOR OBLIGATION ADJUSTMENT                                              0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
    s100 OTHER                                                                    0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
   REF                              CONCEPTS                                       CURRENT YEAR              PREVIOUS YEAR
    S
---------------------------------------------------------------------------------------------------------------------------
                                                                                      AMOUNT                     AMOUNT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  S72    WORKING CAPITAL                                                               4,036,471                 1,955,578
---------------------------------------------------------------------------------------------------------------------------
  S73    PENSION FUND AND SENIORITY PREMIUMS                                                   0                         0
---------------------------------------------------------------------------------------------------------------------------
  S74    EXECUTIVES (*)                                                                       51                        22
---------------------------------------------------------------------------------------------------------------------------
  S75    EMPLOYERS (*)                                                                     1,161                       802
---------------------------------------------------------------------------------------------------------------------------
  S76    WORKERS (*)                                                                       3,148                     1,194
---------------------------------------------------------------------------------------------------------------------------
  S77    COMMON SHARES (*)                                                           137,929,599               133,542,984
---------------------------------------------------------------------------------------------------------------------------
  S78    REPURCHASED SHARES (*)                                                                0                         0
---------------------------------------------------------------------------------------------------------------------------
  S101   RESTRICTED CASH                                                                       0                         0
---------------------------------------------------------------------------------------------------------------------------
  S102   NET DEBT OF NON CONSOLIDATED COMPANIES                                                0                         0
---------------------------------------------------------------------------------------------------------------------------

(*) THESE ITEMS EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                              STATEMENTS OF INCOME
                 FROM JANUARY 1 TO DECEMBER 31 OF 2005 AND 2004
                          (thousands of Mexican pesos)

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
   REF                            CATEGORIES                                    CURRENT YEAR              PREVIOUS YEAR
    R
---------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT            %        AMOUNT           %
---------------------------------------------------------------------------------------------------------------------------
     r01 NET SALES                                                       12,882,888          100    5,872,194          100
---------------------------------------------------------------------------------------------------------------------------
     r02 COST OF SALES                                                   10,303,964           80    3,412,873           58
---------------------------------------------------------------------------------------------------------------------------
     r03 GROSS PROFIT                                                     2,578,924           20    2,459,321           42
---------------------------------------------------------------------------------------------------------------------------
     r04 OPERATING EXPENSES                                               1,011,530            8      589,445           10
---------------------------------------------------------------------------------------------------------------------------
     r05 OPERATING INCOME                                                 1,567,394           12    1,869,876           32
---------------------------------------------------------------------------------------------------------------------------
     r06 INTEGRAL FINANCING COST                                            143,735            1       37,390            1
---------------------------------------------------------------------------------------------------------------------------
     r07 INCOME AFTER INTEGRAL FINANCING COST                             1,423,659           11    1,832,486           31
---------------------------------------------------------------------------------------------------------------------------
     r08 OTHER EXPENSE AND INCOME (NET)                                    (55,131)            0       37,878            1
---------------------------------------------------------------------------------------------------------------------------
     r44 SPECIAL ITEMS                                                            0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r09 INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING         1,478,790           11    1,794,608           31
---------------------------------------------------------------------------------------------------------------------------
     r10 PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING          189,779            1      341,383            6
---------------------------------------------------------------------------------------------------------------------------
     r11 NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING             1,289,011           10    1,453,225           25
---------------------------------------------------------------------------------------------------------------------------
     r12 EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
         ASSOCIATES                                                               0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r13 CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS               1,289,011           10    1,453,225           25
---------------------------------------------------------------------------------------------------------------------------
     r14 INCOME FROM DISCONTINUED OPERATIONS                                      0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r15 CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS               1,289,011           10    1,453,225           25
---------------------------------------------------------------------------------------------------------------------------
     r16 EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)                               0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r17 CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                            0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r18 NET CONSOLIDATED INCOME                                          1,289,011           10    1,453,225           25
---------------------------------------------------------------------------------------------------------------------------
     r19 NET INCOME OF MINORITY INTEREST                                     17,378            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r20 NET INCOME OF MAJORITY INTEREST                                  1,271,633           10    1,453,225           25
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
   REF                              CONCEPTS                                     CURRENT YEAR             PREVIOUS YEAR
    R
---------------------------------------------------------------------------------------------------------------------------
                                                                            AMOUNT           %        AMOUNT           %
---------------------------------------------------------------------------------------------------------------------------
     r01 NET SALES                                                       12,882,888          100    5,872,194          100
---------------------------------------------------------------------------------------------------------------------------
     r21 DOMESTIC                                                         5,847,035           45    5,245,184           89
---------------------------------------------------------------------------------------------------------------------------
     r22 FOREIGN                                                          7,035,853           55      627,010           11
---------------------------------------------------------------------------------------------------------------------------
     r23 TRANSLATED INTO DOLLARS (***)                                      653,202                    52,468
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     r06 INTEGRAL FINANCING COST                                            143,735          100       37,390          100
---------------------------------------------------------------------------------------------------------------------------
     r24 INTEREST EXPENSE                                                    39,639           28       16,778           45
---------------------------------------------------------------------------------------------------------------------------
     r42 LOSS (GAIN) ON RESTATEMENT OF UDI'S                                      0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r45 OTHER FINANCE COSTS                                                      0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r26 INTEREST INCOME                                                     24,013           17       22,532           60
---------------------------------------------------------------------------------------------------------------------------
     r46 OTHER FINANCIAL INCOME                                                   0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r25 FOREIGN EXCHANGE LOSS (GAIN) (NET)                                  74,793           52      (3,961)         (11)
---------------------------------------------------------------------------------------------------------------------------
     r28 RESULT FROM MONETARY POSITION                                       53,316           37       47,105          126
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     r10 PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING          189,779          100      341,383          100
---------------------------------------------------------------------------------------------------------------------------
     r32 INCOME TAX                                                          78,368           41       22,987            7
---------------------------------------------------------------------------------------------------------------------------
     r33 DEFERRED INCOME TAX                                                110,997           58      318,396           93
---------------------------------------------------------------------------------------------------------------------------
     r34 EMPLOYEES' PROFIT SHARING EXPENSES                                     414            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r35 DEFERRED EMPLOYEES' PROFIT SHARING                                       0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
   REF                               CONCEPTS                                     CURRENT YEAR               PREVIOUS YEAR
    R
---------------------------------------------------------------------------------------------------------------------------
                                                                                     AMOUNT                      AMOUNT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  r36    TOTAL SALES                                                                  13,600,200                 6,210,213
---------------------------------------------------------------------------------------------------------------------------
  r37    TAX RESULT FOR THE YEAR                                                               0                         0
---------------------------------------------------------------------------------------------------------------------------
  r38    NET SALES (**)                                                               12,882,888                 5,872,194
---------------------------------------------------------------------------------------------------------------------------
  r39    OPERATION INCOME (**)                                                         1,567,394                 1,869,876
---------------------------------------------------------------------------------------------------------------------------
  r40    NET INCOME OF MAJORITY INTEREST (**)                                          1,271,633                 1,453,225
---------------------------------------------------------------------------------------------------------------------------
  r41    NET CONSOLIDATED INCOME (**)                                                  1,289,011                 1,453,225
---------------------------------------------------------------------------------------------------------------------------
  r47    OPERATIVE DEPRECIATION AND AMORTIZATION                                         323,568                   220,980
---------------------------------------------------------------------------------------------------------------------------

(**) INFORMATION FOR THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                 FROM OCTOBER 1 TO DECEMBER 31 OF 2005 AND 2004
                          (thousands of Mexican pesos)

JUDGED INFORMATION
-----------------------------------------------------------------------------------------------------------------------------
   REF                           CATEGORIES                             OCTOBER 1 TO DECEMBER 31     OCTOBER 1 TO DECEMBER 31
    R                                                                            OF 2005                     OF 2004
-----------------------------------------------------------------------------------------------------------------------------
                                                                            AMOUNT           %          AMOUNT           %
-----------------------------------------------------------------------------------------------------------------------------
    rt01 NET SALES                                                        4,767,631          100      1,790,500          100
-----------------------------------------------------------------------------------------------------------------------------
    rt02 COST OF SALES                                                    4,195,611           88      1,088,160           61
-----------------------------------------------------------------------------------------------------------------------------
    rt03 GROSS PROFIT                                                       572,020           12        702,340           39
-----------------------------------------------------------------------------------------------------------------------------
    rt04 OPERATING EXPENSES                                                 338,333            7        162,558            9
-----------------------------------------------------------------------------------------------------------------------------
    rt05 OPERATING INCOME                                                   233,687            5        539,782           30
-----------------------------------------------------------------------------------------------------------------------------
    rt06 INTEGRAL FINANCING COST                                             57,166            1         20,802            1
-----------------------------------------------------------------------------------------------------------------------------
    rt07 INCOME AFTER INTEGRAL FINANCING COST                               176,521            4        518,980           29
-----------------------------------------------------------------------------------------------------------------------------
    rt08 OTHER EXPENSE AND INCOME (NET)                                    (39,784)          (1)         55,067            3
-----------------------------------------------------------------------------------------------------------------------------
    rt44 SPECIAL ITEMS                                                            0            0              0            0
-----------------------------------------------------------------------------------------------------------------------------
    rt09 INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING           216,305            5        463,913           26
-----------------------------------------------------------------------------------------------------------------------------
    rt10 PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING         (53,109)          (1)        106,823            6
-----------------------------------------------------------------------------------------------------------------------------
    rt11 NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING               269,414            6        357,090           20
-----------------------------------------------------------------------------------------------------------------------------
    rt12 EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
         ASSOCIATES                                                               0            0              0            0
-----------------------------------------------------------------------------------------------------------------------------
    rt13 CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS                 269,414            6        357,090           20
-----------------------------------------------------------------------------------------------------------------------------
    rt14 INCOME FROM DISCONTINUED OPERATIONS                                      0            0              0            0
-----------------------------------------------------------------------------------------------------------------------------
    rt15 CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS                 269,414            6        357,090           20
-----------------------------------------------------------------------------------------------------------------------------
    rt16 EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)                               0            0              0            0
-----------------------------------------------------------------------------------------------------------------------------
    rt17 CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                            0            0              0            0
-----------------------------------------------------------------------------------------------------------------------------
    rt18 NET CONSOLIDATED INCOME                                            269,414            6        357,090           20
-----------------------------------------------------------------------------------------------------------------------------
    rt19 NET INCOME OF MINORITY INTEREST                                   (10,313)            0              0            0
-----------------------------------------------------------------------------------------------------------------------------
    rt20 NET INCOME OF MAJORITY INTEREST                                    279,727            6        357,090           20
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                   STATEMENTS OF INCOME OF THE FOURTH QUARTER
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

JUDGED INFORMATION
-----------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                             OCTOBER 1 TO DECEMBER 31     OCTOBER 1 TO DECEMBER 31
   R                                                                            OF 2005                     OF 2004
-----------------------------------------------------------------------------------------------------------------------------
                                                                            AMOUNT           %         AMOUNT            %
-----------------------------------------------------------------------------------------------------------------------------
    rt01 NET SALES                                                        4,767,631          100      1,790,500          100
-----------------------------------------------------------------------------------------------------------------------------
    rt21 DOMESTIC                                                         1,251,728           26      1,628,441           91
-----------------------------------------------------------------------------------------------------------------------------
    rt22 FOREIGN                                                          3,515,903           74        162,059            9
-----------------------------------------------------------------------------------------------------------------------------
    rt23 TRANSLATED INTO DOLLARS (***)                                      334,254                      13,863
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
    rt06 INTEGRAL FINANCING COST                                             57,166          100         20,802          100
-----------------------------------------------------------------------------------------------------------------------------
    rt24 INTEREST EXPENSE                                                    23,379           41          1,117            5
-----------------------------------------------------------------------------------------------------------------------------
    rt42 LOSS (GAIN) ON RESTATEMENT OF UDI'S                                      0            0              0            0
-----------------------------------------------------------------------------------------------------------------------------
    rt45 OTHER FINANCE COSTS                                                      0            0              0            0
-----------------------------------------------------------------------------------------------------------------------------
    rt26 INTEREST INCOME                                                      6,159           11          3,254           16
-----------------------------------------------------------------------------------------------------------------------------
    rt46 OTHER FINANCIAL INCOME                                                   0            0              0            0
-----------------------------------------------------------------------------------------------------------------------------
    rt25 FOREIGN EXCHANGE LOSS (GAIN) (NET)                                   4,705            8          8,171           39
-----------------------------------------------------------------------------------------------------------------------------
    rt28 RESULT FROM MONETARY POSITION                                       35,241           62         14,768           71
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
    rt10 PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING         (53,109)          100        106,823          100
-----------------------------------------------------------------------------------------------------------------------------
    rt32 INCOME TAX                                                       (315,965)          595          (655)          (1)
-----------------------------------------------------------------------------------------------------------------------------
    rt33 DEFERRED INCOME TAX                                                262,442        (494)        107,478          101
-----------------------------------------------------------------------------------------------------------------------------
    rt34 EMPLOYEES' PROFIT SHARING EXPENSES                                     414          (1)              0            0
-----------------------------------------------------------------------------------------------------------------------------
    rt35 DEFERRED EMPLOYEES' PROFIT SHARING                                       0            0              0            0
-----------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                   STATEMENTS OF INCOME OF THE FOURTH QUARTER
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
    REF                            CONCEPTS                            OCTOBER 1 TO DECEMBER 31  OCTOBER 1 TO DECEMBER 31
     R                                                                          OF 2005                   OF 2004
---------------------------------------------------------------------------------------------------------------------------
     C                                                                          AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    rt47 OPERATIVE DEPRECIATION AND AMORTIZATION                                   101,949                   59,529
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                 FROM JANUARY 1 TO DECEMBER 31 OF 2005 AND 2004
                              (thousands of pesos)

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
    REF                              CONCEPTS                                       CURRENT YEAR             PREVIOUS YEAR
     C
---------------------------------------------------------------------------------------------------------------------------
                                                                                       AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  c01    CONSOLIDATED NET INCOME                                                       1,289,011                 1,453,225
---------------------------------------------------------------------------------------------------------------------------
  c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                           373,001                   555,332
---------------------------------------------------------------------------------------------------------------------------
  c03    RESOURCES FROM NET INCOME FOR THE YEAR                                        1,662,012                 2,008,557
---------------------------------------------------------------------------------------------------------------------------
  c04    RESOURCES PROVIDED OR USES IN OPERATION                                         298,203               (1,099,210)
---------------------------------------------------------------------------------------------------------------------------
  c05    RESOURCES PROVIDED BY (USED FOR) IN OPERATING ACTIVITIES                      1,960,215                   909,347
---------------------------------------------------------------------------------------------------------------------------
  c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
         ACTIVITIES                                                                  (1,058,420)                   148,142
---------------------------------------------------------------------------------------------------------------------------
  c07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                                            0                   253,356
---------------------------------------------------------------------------------------------------------------------------
  c08    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                                  (1,058,420)                   401,498
---------------------------------------------------------------------------------------------------------------------------
  c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                      (1,217,072)               (1,348,524)
---------------------------------------------------------------------------------------------------------------------------
  c10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS                    (315,277)                  (37,679)
---------------------------------------------------------------------------------------------------------------------------
  c11    CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD                      523,341                   561,020
---------------------------------------------------------------------------------------------------------------------------
  c12    CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD                            208,064                   523,341
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
  REF                         CONCEPTS                                              CURRENT YEAR             PREVIOUS YEAR
   C
---------------------------------------------------------------------------------------------------------------------------
                                                                                       AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                           373,001                   555,332
---------------------------------------------------------------------------------------------------------------------------
  c13    DEPRECIATION AND AMORTIZATION FOR THE YEAR                                      323,568                   220,980
---------------------------------------------------------------------------------------------------------------------------
  c41    + (-) OTHER ITEMS                                                                49,433                   334,352
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  c04    RESOURCES PROVIDED OR USED IN OPERATION                                         298,203               (1,099,210)
---------------------------------------------------------------------------------------------------------------------------
  c18    + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES                              (128,504)                 (526,469)
---------------------------------------------------------------------------------------------------------------------------
  c19    + (-) DECREASE (INCREASE) IN INVENTORIES                                        607,625                 (853,482)
---------------------------------------------------------------------------------------------------------------------------
  c20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES                        (256,726)                 (168,909)
---------------------------------------------------------------------------------------------------------------------------
  c21    + (-) DECREASE (INCREASE) IN SUPPLIERS                                        (381,427)                   383,549
---------------------------------------------------------------------------------------------------------------------------
  c22    + (-) DECREASE (INCREASE) IN OTHER LIABILITIES                                  457,235                    66,101
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
         ACTIVITIES                                                                  (1,058,420)                   148,142
---------------------------------------------------------------------------------------------------------------------------
  c23    + BANK FINANCING                                                                406,404                   157,018
---------------------------------------------------------------------------------------------------------------------------
  c24    + STOCK MARKET FINANCING                                                              0                         0
---------------------------------------------------------------------------------------------------------------------------
  c25    + DIVIDEND RECEIVED                                                                   0                         0
---------------------------------------------------------------------------------------------------------------------------
  c26    OTHER FINANCING                                                                 127,676                    10,829
---------------------------------------------------------------------------------------------------------------------------
  c27    BANK FINANCING AMORTIZATION                                                 (1,592,500)                  (19,705)
---------------------------------------------------------------------------------------------------------------------------
  c28    (-) STOCK MARKET FINANCING AMORTIZATION                                               0                         0
---------------------------------------------------------------------------------------------------------------------------
  c29    (-) OTHER FINANCING AMORTIZATION                                                      0                         0
---------------------------------------------------------------------------------------------------------------------------
  c42    + (-) OTHER ITEMS                                                                     0                         0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  c07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                                            0                   253,356
---------------------------------------------------------------------------------------------------------------------------
  c30    + (-) INCREASE (DECREASE) IN CAPITAL STOCK                                            0                    24,534
---------------------------------------------------------------------------------------------------------------------------
  c31    (-) DIVIDENDS PAID                                                                    0                         0
---------------------------------------------------------------------------------------------------------------------------
  c32    + PREMIUM ON ISSUANCE OF SHARES                                                       0                         0
---------------------------------------------------------------------------------------------------------------------------
  c33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                           0                   228,822
---------------------------------------------------------------------------------------------------------------------------
  c43    + (-) OTHER ITEMS                                                                     0                         0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                      (1,217,072)               (1,348,524)
---------------------------------------------------------------------------------------------------------------------------
  c34    + (-) INCREASE (DECREASE) IN PERMANENT STOCK INVESTMENTS                              0                         0
---------------------------------------------------------------------------------------------------------------------------
  c35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                              (424,015)               (1,276,672)
---------------------------------------------------------------------------------------------------------------------------
  c36    (-) INCREASE IN CONSTRUCTION PROGRESS                                                 0                         0
---------------------------------------------------------------------------------------------------------------------------
  c37    + SALE OF OTHER PERMANENT INVESTMENTS                                                 0                         0
---------------------------------------------------------------------------------------------------------------------------
  c38    + SALE OF TANGIBLE FIXED ASSETS                                                       0                         0
---------------------------------------------------------------------------------------------------------------------------
  c39    + (-) OTHER ITEMS                                                             (793,057)                  (71,852)
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
  REF                           CATEGORIES                                  CURRENT YEAR              PREVIOUS YEAR
   P
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         YIELD
---------------------------------------------------------------------------------------------------------------------------
  p01    NET INCOME TO NET SALES                                                10.00%                    24.74%
---------------------------------------------------------------------------------------------------------------------------
  p02    NET INCOME TO STOCKHOLDERS' EQUITY (**)                                16.36%                    21.36%
---------------------------------------------------------------------------------------------------------------------------
  p03    NET INCOME TO TOTAL ASSETS (**)                                         8.89%                    15.71%
---------------------------------------------------------------------------------------------------------------------------
  p04    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                              0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------------
  p05    INCOME DUE TO MONETARY POSITION TO NET INCOME                          (4.13)%                   (3.24)%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         ACTIVITY
---------------------------------------------------------------------------------------------------------------------------
  p06    NET SALES TO NET ASSETS (**)                                         0.88 times                0.63 times
---------------------------------------------------------------------------------------------------------------------------
  p07    NET SALES TO FIXED ASSETS (**)                                       1.83 times                0.97 times
---------------------------------------------------------------------------------------------------------------------------
  p08    INVENTORIES TURNOVER (**)                                            2.83 times                2.92 times
---------------------------------------------------------------------------------------------------------------------------
  p09    ACCOUNTS RECEIVABLE IN DAYS OF SALES                                 55.18 days                53.05 days
---------------------------------------------------------------------------------------------------------------------------
  p10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                      10.37%                    10.37%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         LEVERAGE
---------------------------------------------------------------------------------------------------------------------------
  p11    TOTAL LIABILITIES TO TOTAL ASSETS                                      33.99%                    26.41%
---------------------------------------------------------------------------------------------------------------------------
  p12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                            0.51 times                0.35 times
---------------------------------------------------------------------------------------------------------------------------
  p13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                      47.43%                    15.78%
---------------------------------------------------------------------------------------------------------------------------
  p14    LONG-TERM LIABILITIES TO FIXED ASSETS                                   5.54%                     0.00%
---------------------------------------------------------------------------------------------------------------------------
  p15    OPERATING INCOME TO INTEREST PAID                                    39.54 times              111.44 times
---------------------------------------------------------------------------------------------------------------------------
  p16    NET SALES TO TOTAL LIABILITIES (**)                                  2.61 times                2.40 times
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         LIQUIDITY
---------------------------------------------------------------------------------------------------------------------------
  p17    CURRENT ASSETS TO CURRENT LIABILITIES                                2.49 times                3.08 times
---------------------------------------------------------------------------------------------------------------------------
  p18    CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                 1.14 times                1.83 times
---------------------------------------------------------------------------------------------------------------------------
  p19    CURRENT ASSETS TO TOTAL LIABILITIES                                  1.36 times                1.18 times
---------------------------------------------------------------------------------------------------------------------------
  p20    AVAILABLE ASSETS TO CURRENT LIABILITIES                                 7.71%                    55.69%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         CASH FLOW
---------------------------------------------------------------------------------------------------------------------------
  p21    RESOURCES FROM NET INCOME TO NET SALES                                 12.90%                    34.20%
---------------------------------------------------------------------------------------------------------------------------
  p22    RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES                  2.31%                   (18.71)%
---------------------------------------------------------------------------------------------------------------------------
  p23    RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID             49.45 times               54.19 times
---------------------------------------------------------------------------------------------------------------------------
  p24    EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR)
         FINANCING                                                              100.00%                   36.89%
---------------------------------------------------------------------------------------------------------------------------
  p25    INTERNAL FINANCING TO RESOURCES PROVIDED (USED FOR) FINANCING          (0.00)%                   63.10%
---------------------------------------------------------------------------------------------------------------------------
  p26    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                 34.83%                    94.67%
---------------------------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                 DATE PER SHARE
                                  CONSOLIDATED

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
   D                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  d01    BASIC PROFIT PER ORDINARY SHARE (**)                                   $ 9.32                    $ 10.93
---------------------------------------------------------------------------------------------------------------------------
  d02    BASIC PROFIT PER PREFERRED SHARE (**)                                  $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d03    DILUTED PROFIT PER ORDINARY SHARE (**)                                 $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d04    CONTINUING OPERATING PROFIT PER COMMON SHARE (**)                      $ 9.32                    $10.93
---------------------------------------------------------------------------------------------------------------------------
  d05    EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING
         PROFIT PER SHARE (**)                                                  $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d06    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING
         OPERATING PROFIT PER SHARE (**)                                        $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d07    EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING
         OPERATING PROFIT PER SHARE (**)                                        $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d08    CARRYING VALUE PER SHARE                                               $56.34                    $50.94
---------------------------------------------------------------------------------------------------------------------------
  d09    CASH DIVIDEND ACCUMULATED PER SHARE                                    $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d10    DIVIDEND IN SHARES PER SHARE                                             0.00 shares               0.00 shares
---------------------------------------------------------------------------------------------------------------------------
  d11    MARKET PRICE TO CARRYING VALUE                                           0.86 times                1.83 times
---------------------------------------------------------------------------------------------------------------------------
  d12    MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE                          4.68 times                8.51 times
---------------------------------------------------------------------------------------------------------------------------
  d13    MARKET PRICE TO BASIC PROFIT PER PREFERENTE SHARE (**)                   0.00 times                0.00 times
---------------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                           FINANCIAL STATEMENT NOTES

                                                                    CONSOLIDATED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Industrias Ferricas del Norte, S.A. (Corporacion Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec estimates that its total investment in this transaction was approximately U.S. $135 million. Simec began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operation of both plants is reflected in Simec's financial results as of such date.

On July 22, 2005 Simec and its parent company ICH have acquired 100% of the Stock of PAV Republic, Inc. ("Republic"). Simec, ICH's largest subsidiary, has acquired 50.2% of Republic's stock, and ICH purchased the remaining 49.8%. The cash purchase price of USD $229 million was financed by internally generated funds. Republic is the leading producer of special bar quality (SBQ) steel in the United States and, together with Simec, will become the largest producer of this kind of steel in North America. Simec began to operate the plants of Republic on July 22, 2005 and, as a result the operation is reflected in Simec's financial results as of such date.

According with the established in the articles 35 and 81 of the dispositions of general character applicable to the registrants and other participants of the market of values in Mexico, next consolidated earning statements from January 1 to December 31, appear pro forma of Simec by the period 2005 and 2004, in order to be comparable and the consolidated balance sheet appear Pro Forma of Simec at December 31, 2004 in order to be comparable against December 31, 2005.

                    CONSOLIDATED PRO FORMA EARNING STATEMENT
                              (Thousands of Pesos)
                      FROM JANUARY 1 TO DECEMBER 31 OF 2005

-----------------------------------------------------------------------------------------------------------------
                                     Simec without                                               Consolidated
                                    Apizaco, Cholula      Apizaco and          Republic              Simec
                                      and Republic          Cholula                             Earning Statement
-----------------------------------------------------------------------------------------------------------------
Steel Sales (Metric Tons)                  633,433            413,925           1,635,954            2,683,312
-----------------------------------------------------------------------------------------------------------------
Net Sales                                3,930,462          2,732,184          15,502,752           22,165,398
-----------------------------------------------------------------------------------------------------------------
Cost of Sales                            2,425,523          2,015,006          13,961,000           18,401,529
-----------------------------------------------------------------------------------------------------------------
Gross Income                             1,504,939            717,178           1,541,752            3,763,869
-----------------------------------------------------------------------------------------------------------------
Operating Expenses                         495,079            246,963             832,459            1,574,501
-----------------------------------------------------------------------------------------------------------------
Operating Income                         1,009,860            470,215             709,293            2,189,368
-----------------------------------------------------------------------------------------------------------------
Total Financing Cost                        92,130             12,988             127,553              232,671
-----------------------------------------------------------------------------------------------------------------
Other Financial Operations                (84,147)             40,160            (36,870)             (80,857)
-----------------------------------------------------------------------------------------------------------------
Income Taxes                               142,866             21,327             223,659              387,852
-----------------------------------------------------------------------------------------------------------------
Net Income Before Minority
Interest                                   859,011            395,740             394,951            1,649,702
-----------------------------------------------------------------------------------------------------------------

                    CONSOLIDATED PRO FORMA EARNING STATEMENT
                              (Thousands of Pesos)
                      FROM JANUARY 1 TO DECEMBER 31 OF 2004

-----------------------------------------------------------------------------------------------------------------
                                     Simec without                                               Consolidated
                                    Apizaco, Cholula      Apizaco and          Republic              Simec
                                      and Republic          Cholula                             Earning Statement
-----------------------------------------------------------------------------------------------------------------
Steel Sales (Metric Tons)                  617,683            361,286           1,633,209            2,612,178
-----------------------------------------------------------------------------------------------------------------
Net Sales                                4,639,172          2,519,462          14,230,131           21,388,765
-----------------------------------------------------------------------------------------------------------------
Cost of Sales                            2,550,841          1,837,565          12,799,485           17,187,891
-----------------------------------------------------------------------------------------------------------------
Gross Income                             2,088,331            681,897           1,430,646            4,200,874
-----------------------------------------------------------------------------------------------------------------
Operating Expenses                         514,002            245,942             643,574            1,403,518
-----------------------------------------------------------------------------------------------------------------
Operating Income                         1,574,329            435,955             787,072            2,797,356
-----------------------------------------------------------------------------------------------------------------
Total Financing Cost                        34,554             65,335             223,875              323,764
-----------------------------------------------------------------------------------------------------------------
Other Financial Operations                  38,074             15,415           (123,624)             (70,135)
-----------------------------------------------------------------------------------------------------------------
Income Taxes                               341,383                  0             216,073              557,456
-----------------------------------------------------------------------------------------------------------------
Net Income Before Minority
Interest                                 1,160,318            355,205             470,748            1,986,271
-----------------------------------------------------------------------------------------------------------------

The earnings statement Pro forma for the period January 1 to December 31 2004, includes the information by the period from January 1 to July 31 of 2004, of the companies Atlax and Metamex, previous owners of the plants of Cholula and Puebla and for the earnings statements of Republic includes the results of January 1 to December 31 of 2004 and January 1 to July 22 of 2005 that corresponded to the previous owners of Republic.

                           CONSOLIDATED BALANCE SHEET
                              (Thousands of Pesos)
                                   DECEMBER 31

-----------------------------------------------------------------------------------------------------------------
                                             2005                                Pro-forma 2004
-----------------------------------------------------------------------------------------------------------------
                                            Consolidated          Simec          Adjustments       Consolidated
                                            Simec Balance        without          Republic         Simec Balance
                                                Sheet            Republic                              Sheet
-----------------------------------------------------------------------------------------------------------------
Activo Circulante                              6,734,225         2,895,211         4,703,686         7,598,897
-----------------------------------------------------------------------------------------------------------------
Inmuebles, Planta y Equipo                     7,017,775         6,036,933           225,399         6,262,332
-----------------------------------------------------------------------------------------------------------------
Activo Diferido                                  742,344           313,407           182,319           495,726
-----------------------------------------------------------------------------------------------------------------
Activo Total                                  14,494,344         9,245,551         5,111,404        14,356,955
-----------------------------------------------------------------------------------------------------------------
Pasivo Circulante                              2,697,754           939,633         1,372,766         2,312,399
-----------------------------------------------------------------------------------------------------------------
Pasivo a Largo Plazo                             520,013                 0         2,636,875         2,636,875
-----------------------------------------------------------------------------------------------------------------
Creditos Diferidos                             1,710,078         1,502,846                 0         1,502,846
-----------------------------------------------------------------------------------------------------------------
Capital Contable                               9,566,499         6,803,072         1,101,763         7,904,835
-----------------------------------------------------------------------------------------------------------------

The consolidated balance sheet at December 31 of 2005 includes the plants of Apizaco, Cholula and Republic and for the consolidated balance sheet Pro forma at December 31, 2004 includes the information of Republic at December 31, 2004, the plants of Apizaco and Cholula already are integrated in the consolidated balance sheet of Simec at December 31, 2004.

s39 Premium in subscription of Capital Stock made in March 29, 2001 and April 29, 2005.

s44 In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulted of the adoption of this Bulletin was Ps. 1,503,308 at December 31, 2005 compared to Ps. 1,480,919 at December 31, 2004. The effect on Simec's consolidated statement of income in 2005, was an increase of Ps. 110,997 in the provision for income tax and employee profit sharing compared to an increase of Ps. 318,396 in 2004. These provisions do not affect the cash flow of Simec.

r24 There are not interest paid in UDI's

r26 There are not interest earned in UDI's

c02 Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

                                        December 31, 2005    December 31, 2004
Net loss (profit) in money exchange       Ps.   (626)          Ps.   (336)
Net loss (profit) in liabilities
  actualization                               (5,212)              (1,205)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                 DIRECTOR REPORT

                                     ANNEX 1                        CONSOLIDATED
JUDGED INFORMATION

         INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT
                OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At December 31, 2005, Simec's total consolidated debt consisted of U.S. $38 million (Ps. 410 million), of which $33.4 million is debt held by GE Capital, $4.3 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2005 was U.S. 309,311 dollars). At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S. dollar-denominated debt.

On July 22, 2005, Simec and its parent company Industrias CH, S.A. de C.V. ("ICH") acquired 100% of the stock of PAV Republic, Inc. ("Republic"). Simec, ICH's largest subsidiary, acquired 50.2% of Republic's stock, and ICH purchased the remaining 49.8%. The cash purchase price of U.S. $229 million was financed by internally generated funds. At December 31, 2005, the total amount of Republic's liabilities was of U.S. $37.7 million (Ps. 407 million), with a weighted average cost per year of 5.87%. Republic is the leading producer of special bar quality (SBQ) steel in the United States and, together with Simec, is the largest producer of this kind of steel in North America.

On September 10, 2004, Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees of the Mexican steel-making facilities of Industrias Ferricas del Norte, S.A. (Corporacion Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec's total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from ICH of U.S. $19 million for capital stock issued in the second quarter of 2005. Simec began operating the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operation of both plants is reflected in Simec's financial results as of such date.

Net resources used by operations were Ps. 1,960 million in 2005 (including the effects of the acquisition of Republic) versus Ps. 909 million of net resources provided by operations in 2004. Net resources used by financing activities were Ps. 1,058 million in 2005 versus Ps. 401 million of net resources provided by financing activities in 2004 (which amount reflects the prepayment of Ps. 20 million (U.S. $1.7 million) of bank debt, a capital contribution from ICH to Simec in the amount of Ps. 229 million ($19 million) for capital stock to be issued in the future and a capital contribution of certain minority shareholders of Simec for Ps. 24 million). Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 1,217 million in 2005 (including Ps. 1,218 from the acquisition of the Republic facilities) versus net resources used in investing activities of Ps. 1,349 million in 2004 (which amount reflects the acquisition of the Apizaco and Cholula facilities).

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Net Sales

Net sales of Simec increased 119% to Ps. 12,883 million in 2005 (including the net sales generated by the newly acquired plants in Apizaco and Cholula of Ps. 2,732 million and the newly acquired plants of Republic of Ps. 6,220 million), compared to Ps. 5,872 million in 2004 (including the net sales generated by the newly acquired plants in Apizaco and Cholula of Ps. 1,233 million). Sales in metric tons of basic steel products increased 121% to 1,711,315 metric tons in 2005 (including 413,925 metric tons generated by the newly acquired plants in Apizaco and Cholula and 674,957 metric tons generated by the newly acquired plants of Republic) compared to 773,297 metric tons in 2004 (including 155,614 metric tons relating to the newly acquired plants in Apizaco and Cholula). Exports (including sales by U.S. subsidiaries) of basic steel products increased 733% to 809,083 metric tons in 2005 (including 19,261 tons relating to the newly acquired plants in Apizaco and Cholula and 674,957 metric tons generated by the newly acquired plants of Republic) versus 97,126 metric tons in the same period of 2004 (including 12,394 metric tons relating to the newly acquired plants in Apizaco and Cholula). Additionally, Simec sold 14,487 metric tons of billet in 2005, compared to 41,832 tons of billet in 2004. The average price of steel products (excluding the sales of Republic) decreased 14% in real terms in 2005 versus 2004.

Direct Cost of Sales

Simec's direct cost of sales increased 202% to Ps. 10,304 million in 2005 (including Ps. 2,015 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 5,863 million relating to the newly acquired plants of Republic) compared to Ps. 3,413 million in 2004 (including Ps. 862 million relating to the newly acquired plants in Apizaco and Cholula). Direct cost of sales as a percentage of net sales was 80% in 2005 compared to 58% in the same period of 2004. The average cost of raw materials used to produce steel products (excluding the production of Republic) increased 1% in real terms in 2005 versus 2004, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Simec's marginal profit increased 5% to Ps. 2,579 million in 2005 (including Ps. 717 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 357 million relating to the newly acquired plants of Republic) compared to Ps. 2,459 million in 2004 (including Ps. 371 million relating to the newly acquired plants in Apizaco and Cholula). As a percentage of net sales, marginal profit was 20% in 2005 compared to 42% in 2004.

Indirect Manufacturing, Selling, General and Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 72% to Ps. 1,012 million in 2005 (including Ps. 247 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 269 million relating to the newly acquired plants of Republic) from Ps. 589 million in 2004 (including Ps. 75 million relating to the newly acquired plants in Apizaco and Cholula); Simec recorded an increase of Ps. 107 million in depreciation and amortization expense, which in 2005 was Ps. 328 million (including Ps. 60 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 72 million relating to the newly acquired plants of Republic) compared to Ps. 221 million in 2004 (including Ps. 10 million relating to the newly acquired plants in Apizaco and Cholula).

Operating Income

Simec's operating income decreased 16% to Ps. 1,567 million in 2005 (including Ps. 470 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 87 million relating to the newly acquired plants of Republic) compared to Ps. 1,870 million in 2004 (including Ps. 296 million relating to the newly acquired plants in Apizaco and Cholula). Operating income was 12% of net sales in 2005 and 32% of net sales in 2004.

Financial Income (Expense)

Simec recorded financial expense of Ps. 144 million in 2005 compared to financial expense of Ps. 38 million in 2004. Simec recorded an exchange loss of approximately Ps. 75 million in 2005 compared to an exchange gain of Ps. 4 million in 2004, reflecting a 4.3% increase in the value of the peso versus the dollar in 2005 compared to a 0.3% decrease in the value of the peso versus the dollar in the same period of 2004. Net interest expense was Ps. 16 million in 2005 versus net interest income of Ps. 5 million in 2004. Simec recorded a loss from monetary position of Ps. 53 million in 2005 compared to a loss from monetary position of Ps. 47 million in the same period of 2004, reflecting the domestic inflation rate of 3.3% in 2005 as compared to 5.2% in the same period of 2004 and lower debt levels during 2005.

Other Income (Expense), Net

Simec recorded other income, net, of Ps. 55 million in 2005 (including Ps. 67 million relating to the amortization of negative goodwill) compared to other expense, net, of Ps. 38 million in 2004 (reflecting (i) income from the recovery of an account recorded as a doubtful account of Ps. 14 million, (ii) a reserve of Ps. 6 million relating to clean-up of contaminated land at the Pacific Steel facilities, (iii) a reserve of Ps. 13 million relating to the realizable value of idle machinery and equipment, (iv) a reserve for doubtful accounts of Ps. 10 million, and (v) other expense related to other financial operations of Ps. 23 million).

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 190 million for income tax and employee profit sharing in 2005 (including a provision of Ps. 111 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 341 million in 2004 (including a provision of Ps. 318 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income Before Minority Interest

Simec recorded net income before minority interest of Ps. 1,289 million in 2005 compared to net income before minority interest of Ps. 1,453 million in 2004.

Minority Interest

Simec recorded minority interest of Ps. 17 million in 2005 versus no minority interest recorded in 2004. The minority interest reflects the 49.8% interest in Republic held by ICH.

Net Income

As a result of the foregoing Simec recorded net income of Ps. 1,271 million in 2005 compared to net income of Ps. 1,453 million in 2004.

Purchase Price Accounting

Under purchase price accounting (US accounting standard FASB #141) the company is required to value the assets (current assets, primarily inventories, property, plant & equipment and intangible assets) and liabilities (primarily deferred taxes) at market as of the purchase date. The purchase price accounting adjustments were recorded on the opening balance sheet for Republic. Due to our higher basis in the inventory (market value rather than production costs) our cost of sales expense increased approximately $17.6 million in July, August and September. This provision does not affect the cash flow of Simec.

Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liability resulting from the adoption of this Bulletin was Ps. 1,503 million at December 31, 2005 compared to Ps. 1,481 million at December 31, 2004. The effect on Simec's consolidated statement of income in

2005 was an increase of Ps. 79 million in the provision for income tax and employee profit sharing compared to an increase in the provision of Ps. 318 million in 2004. These provisions do not affect the cash flow of Simec.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                            FINANCIAL STATEMENT NOTES

                                       ANNEX 2                      CONSOLIDATED
JUDGED INFORMATION

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o     Compania Siderurgica de California, S.A. de C.V.
o     Industrias del Acero y del Alambre, S.A. de C.V.
o     Pacific Steel Inc.
o     SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month's-end. The Company opted for the early adoption of Bulletin C-10 "Derivative Financial Instruments and Hedging"; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders' equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income
(loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of December 31, 2005 are as follows:

                                                                    Years
                                                                    -----
      Buildings.................................................. 15 to 50
      Machinery and equipment ................................... 10 to 40
      Buildings and improvements (Republic)...................... 10 to 25
        Land improvements (Republic) ............................  5 to 25
        Machinery and equipment (Republic) ......................  5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations".

Pacific Steel and Undershaft investments are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-     Monetary items at the exchange rate at the balance sheet date.
- Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.
-     Income and expense items at an appropriate average exchange rate.
- The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

SimRep and subsidiaries are considered to be "foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

- Monetary and non-monetary items at the exchange rate at the balance sheet date.
-     Income and expense items at the exchange rate at the balance sheet date.
- The resulting foreign currency translation differences are included in the stockholders' equity.
- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2005 and 2004. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders' equity - The effect resulting from restating stockholders' equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

r. Impairment of Long-Lived Assets - Long-lived assets, consisting of property, plant, and equipment, intangible assets and deferred costs, are periodically reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or related group of assets, may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the lesser of the recovery amount or the fair value of the assets. Measurement of fair value may be based upon appraisals, market values of similar assets or discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less cost to sell and are no longer depreciated.

s. Environmental costs - The Company and other steel companies have in recent years become subject to increasingly stringent environmental laws and regulations. It is the policy of the Company to endeavor to comply with applicable environmental laws and regulations. The Company established a liability for an amount which the Company believes is appropriate, based on information currently available, to cover costs of environmental remediation it deems probable and estimable.

The recorded amounts represent estimates of the environmental remediation costs associated with future events triggering or confirming the costs that, in management's judgment, are probable. These estimates are based on currently available facts, existing technology and presently enacted laws and regulations, and take into consideration the likely effects of inflation and other societal and economic factors. The precise timing of such events cannot be reliably determined at this time due to the absence of any deadlines for remediation under the applicable environmental laws and regulations pursuant to which such remediation costs will be expended. No claims for recovery are netted against the stated amount.

(2) Financial Debt:

At December 31, 2005, Simec's total consolidated debt consisted of U.S. $38 million (Ps. 410 million), of which $33.4 million is debt held by GE Capital, $4.3 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31,

2005 was U.S. 309,311 dollars). At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S. dollar-denominated debt.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 14,982 (U.S. $1,390,133) at December 31, 2005, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

c. Compania Siderurgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de Mexico, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,436 per month.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                         RELATIONS OF SHARES INVESTMENTS
                                     ANNEX 3                        CONSOLIDATED

JUDGED INFORMATION
-----------------------------------------------------------------------------------------------------------------------------
                   COMPANY NAME                                 MAIN ACTIVITIES                   NUMBER OF       OWNERSHIP
                                                                                                   SHARES
-----------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------
Cia. Siderurgica de Guadalajara                                    Sub-Holding                                          99.99
-----------------------------------------------------------------------------------------------------------------------------
Administradora de Cartera de Occidente                     Administracion de Cartera                                    99.99
-----------------------------------------------------------------------------------------------------------------------------
Simec international                                  Production and sales of steel products                             99.99
-----------------------------------------------------------------------------------------------------------------------------
Arrendadora Simec                                    Production and sales of steel products                            100.00
-----------------------------------------------------------------------------------------------------------------------------
Controladora Simec                                                  Sub-Holding                                        100.00
-----------------------------------------------------------------------------------------------------------------------------
Pacific Steel                                                     Scrap purchase                                       100.00
-----------------------------------------------------------------------------------------------------------------------------
Cia. Siderurgica del Pacifico                                Arrendadora de Inmuebles                                   99.99
-----------------------------------------------------------------------------------------------------------------------------
Coordinadora de Servicios Siderurgicos de Calidad             Administrative services                                  100.00
-----------------------------------------------------------------------------------------------------------------------------
Administradora de Servicios de la Industria
Siderurgica                                                   Administrative services                                   99.99
-----------------------------------------------------------------------------------------------------------------------------
Industrias del Acero y del Alambre                            Sales of steel products                                   99.99
-----------------------------------------------------------------------------------------------------------------------------
Procesadora Mexicali                                              Scrap purchase                                        99.99
-----------------------------------------------------------------------------------------------------------------------------
Servicios Simec                                               Administrative services                                  100.00
-----------------------------------------------------------------------------------------------------------------------------
Sistemas de Transporte de Baja California                                                                              100.00
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Metales                                          Administrative services                                  100.00
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios Siderurgicos de Tlaxcala               Administrative services                                  100.00
-----------------------------------------------------------------------------------------------------------------------------
Administradora de Servicios Siderurgicos de
Tlaxcala                                                      Administrative services                                  100.00
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios de la Industria Siderurgica            Administrative services                                  100.00
-----------------------------------------------------------------------------------------------------------------------------
SimRep                                                              Sub-Holding                                        100.00
-----------------------------------------------------------------------------------------------------------------------------
PAV Republic                                         Production and sales of steel products                            100.00

-----------------------------------------------------------------------------------------------------------------------------

TOTAL INVESTMENT IN SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------

ASSOCIATEDS                                                                                               0              0.00
-----------------------------------------------------------------------------------------------------------------------------


TOTAL INVESTMENT IN ASSOCIATEDS                                                                                          0.00
-----------------------------------------------------------------------------------------------------------------------------
OTHER PERMANENT INVESTMENTS                                                                                              0.00
-----------------------------------------------------------------------------------------------------------------------------

TOTAL
-----------------------------------------------------------------------------------------------------------------------------


NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

                               CREDITS BREAK DOWN
                          (THOUSANDS OF MEXICAN PESOS)
                                     ANNEX 5

JUDGED INFORMATION

                                                                   CONSOLIDATED
                                                   -----------------------------------------------------------------------------
                                                                   Amortization of Credits in Mexican Pesos
                                                                          (Thousands of Pesos)
            Credit           Amortization  Rate of -----------------------------------------------------------------------------
            Type /               Date      Interest                           Time Interval
                                                   -----------------------------------------------------------------------------
         Institution                                 Current    Until 1    Until 2    Until 3    Until 4     Until 5    Current
                                                      Year       Year       Years      Years      Years     Years or     Year
                                                                                                              More
--------------------------------------------------------------------------------------------------------------------------------
BANKS
--------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
-------------------------------------------------------------------------------------------------------------------------------
GE Capital                     21/05/2009               6.25
Ohio Department of Development 31/07/2008               3.00

--------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                0          0          0          0          0          0          0
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGE
--------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
--------------------------------------------------------------------------------------------------------------------------------
MEDIUM  TERM  NOTES            15/12/1998    9.33
--------------------------------------------------------------------------------------------------------------------------------
TOTAL  STOCK EXCHANGE                                      0          0          0          0          0          0          0
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                    0    440,675          0          0          0          0          0

--------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                            0    440,675          0          0          0          0          0
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                    0    240,999          0          0          0          0          0

--------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES                                  0    240,999          0          0          0          0          0
AND OTHER CREDITS
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                      0    681,674          0          0          0          0          0
--------------------------------------------------------------------------------------------------------------------------------

                              ---------------------------------------------------------
                                   Amortization of Credits in Foreign Currency
                                            (Thousands of Pesos)
            Credit            ---------------------------------------------------------
            Type /                             Time Interval
                              ---------------------------------------------------------
         Institution              Until 1    Until 2    Until 3     Until 4   Until 5
                                   Year       Years      Years       Years    Years or
                                                                                More
---------------------------------------------------------------------------------------
BANKS
---------------------------------------------------------------------------------------
WITH WARRANTY
---------------------------------------------------------------------------------------
GE Capital                                                         359,974
Ohio Department of Development    17,643     18,322      10,725

---------------------------------------------------------------------------------------
TOTAL BANKS                       17,643     18,322      10,725    359,974         0
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGE
---------------------------------------------------------------------------------------
UNSECURED DEBT
---------------------------------------------------------------------------------------
MEDIUM  TERM  NOTES               3,255           0           0          0         0
---------------------------------------------------------------------------------------
TOTAL  STOCK EXCHANGE             3,255           0           0          0         0
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
SUPPLIERS
---------------------------------------------------------------------------------------
VARIOUS                          962,021          0           0          0         0

---------------------------------------------------------------------------------------
TOTAL SUPPLIERS                  962,021          0           0          0         0
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
---------------------------------------------------------------------------------------
VARIOUS                          965,565          0           0          0         0

---------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES        965,565          0           0          0         0
AND OTHER CREDITS
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
TOTAL                          1,948,484     18,322      10,725    359,974         0
---------------------------------------------------------------------------------------

NOTES:

The exchange rate of the peso to the U.S. dollar at December 31, 2005 was Ps. 10.7777

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                       MONETARY FOREIGN CURRENCY POSITION
                          (Thousands of Mexican Pesos)

                                   ANNEX 6                          CONSOLIDATED

JUDGED INFORMATION
-----------------------------------------------------------------------------------------------------------------------------
                                                     DOLLARS                         OTHER CURRENCIES              TOTAL
-----------------------------------------------------------------------------------------------------------------------------
      FOREIGN CURRENCY POSITION           THOUSANDS OF     THOUSANDS OF        THOUSANDS OF     THOUSANDS OF    THOUSANDS OF
                                            DOLLARS           PESOS              DOLLARS            PESOS          PESOS
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                  163,318        1,760,182                0                 0        1,760,182
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES POSITION                          216,606        2,334,513              277             2,990        2,337,503
-----------------------------------------------------------------------------------------------------------------------------
SHORT TERM LIABILITIES POSITION               180,511        1,945,494              277             2,990        1,948,484
-----------------------------------------------------------------------------------------------------------------------------
LONG TERM LIABILITIES POSITION                 36,095          389,019                0                 0          389,019
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                  (53,288)        (574,331)            (277)           (2,990)        (577,321)
-----------------------------------------------------------------------------------------------------------------------------

NOTES

      THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2005 WAS PS. 10.7777

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                          RESULT FROM MONETARY POSITION
                          (Thousands of Mexican Pesos)

                                    ANNEX 7                         CONSOLIDATED

JUDGED INFORMATION
------------------------------------------------------------------------------------------------------------------------------
                                                                  ASSET (LIABILITY)
                              MONETARY            MONETARY            MONETARY               MONTHLY         MONTHLY (PROFIT)
        MONTH                  ASSETS            LIABILITIES          POSITION              INFLATION            AND LOSS
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
JANUARY                       1,799,870             972,894              826,976                0.00                    0
------------------------------------------------------------------------------------------------------------------------------
FEBRUARY                      1,918,511           1,026,720              891,791                0.33                2,943
------------------------------------------------------------------------------------------------------------------------------
MARCH                         1,948,041             966,819              981,222                0.45                4,415
------------------------------------------------------------------------------------------------------------------------------
APRIL                         2,091,477             914,341            1,177,136                0.36                4,238
------------------------------------------------------------------------------------------------------------------------------
MAY                           2,169,331           1,037,828            1,131,503              (0.25)              (2,829)
------------------------------------------------------------------------------------------------------------------------------
JUNE                          2,293,416             859,419            1,433,997              (0.10)              (1,434)
------------------------------------------------------------------------------------------------------------------------------
JULY                          2,407,446             851,441            1,556,005                0.39                6,068
------------------------------------------------------------------------------------------------------------------------------
AUGUST                        2,533,961             948,521            1,585,440                0.12                1,903
------------------------------------------------------------------------------------------------------------------------------
SEPTEMBER                     2,698,356             274,800            2,423,556                0.40                9,694
------------------------------------------------------------------------------------------------------------------------------
OCTOBER                       2,064,855             320,148            1,744,707                0.25                4,362
------------------------------------------------------------------------------------------------------------------------------
NOVEMBER                      2,067,068             262,381            1,804,687                0.72               12,994
------------------------------------------------------------------------------------------------------------------------------
DECEMBER                      2,221,593             865,148            1,356,445                0.61                8,274
------------------------------------------------------------------------------------------------------------------------------
ACTUALIZATION                                                                                                         677
------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION                                                                                                          0
------------------------------------------------------------------------------------------------------------------------------
FOREIGN CORPORATION                                                                                                 2,011
------------------------------------------------------------------------------------------------------------------------------
OTHER                                                                                                                   0
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                              53,316
------------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                DEBT INSTRUMENTS

                                     ANNEX 8                        CONSOLIDATED
JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

                               MEDIUM TERM NOTES

      A) Current assets to current liabilities must be 1.0 times or more.
      B) Total liabilities to total assets do not be more than 0.60.
      C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

      This notes was offered in the international market.

                      ACTUAL SITUATION OF FINANCIAL LIMITED

      MEDIUM TERM NOTES
      A) Accomplished the actual situation is 2.49 times.
      B) Accomplished the actual situation is 0.34
      C) Accomplished the actual situation is 47.70

      As of December 31, 2005, the remaining balance of the MTNs not exchanged amounts to Ps. 3,255 ($302,000 dollars).

      C.P. Jose Flores Flores
      Chief Financial Officer

                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                     ANNEX 9                        CONSOLIDATED

JUDGED INFORMATION
-------------------------------------------------------------------------------------------------------------------------------
         PLANT OR CENTER                               ECONOMIC ACTIVITY                 PLANT CAPACITY       UTILIZATION (%)
-------------------------------------------------------------------------------------------------------------------------------
GUADALAJARA MINI MILL                          PRODUCTION AND SALES OF STEEL PRODUCTS
                                                                                               480                  86
-------------------------------------------------------------------------------------------------------------------------------
MEXICALI MINI MILL                             PRODUCTION AND SALES OF STEEL PRODUCTS
                                                                                               250                  85
-------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAS DEL ACERO Y DEL ALAMBRE
                                               SALE OF STEEL PRODUCTS                            0                   0
-------------------------------------------------------------------------------------------------------------------------------
APIZACO AND CHOLULA PLANTS                     PRODUCTION AND SALES OF STEEL PRODUCTS
                                                                                               460                  90
-------------------------------------------------------------------------------------------------------------------------------
CANTON CASTER FACILITY                         PRODUCTION OF BILLET                            874                  93
-------------------------------------------------------------------------------------------------------------------------------
LORAIN CASTER FACILITY                         PRODUCTION OF BILLET                           1,252                 85
-------------------------------------------------------------------------------------------------------------------------------
LORAIN HOT-ROLLING MILL                        PRODUCTION AND SALES OF STEEL PRODUCTS
                                                                                               816                  79
-------------------------------------------------------------------------------------------------------------------------------
LACKAWANNA HOT-ROLLING MILL                    PRODUCTION AND SALES OF STEEL PRODUCTS
                                                                                               576                  96
-------------------------------------------------------------------------------------------------------------------------------
MASSILLON COLD-FINISH FACILITY                 PRODUCTION AND SALES OF STEEL PRODUCTS
                                                                                               114                  90
-------------------------------------------------------------------------------------------------------------------------------
GARY COLD-FINISH FACILITY                      PRODUCTION AND SALES OF STEEL PRODUCTS
                                                                                               76                   63
-------------------------------------------------------------------------------------------------------------------------------
ONTARIO COLD-FINISH FACILITY                   PRODUCTION AND SALES OF STEEL PRODUCTS
                                                                                               59                   63
-------------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                               MAIN RAW MATERIALS

                                    ANNEX 10                        CONSOLIDATED

JUDGED INFORMATION
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           DOMESTIC             COST
      DOMESTIC         MAIN SUPPLIERS           FOREIGN           MAIN SUPPLIERS         SUBSTITUTION       PRODUCTION (%)
-----------------------------------------------------------------------------------------------------------------------------
SCRAP                 VARIOUS                  SCRAP              VARIOUS                     YES              35.64
-----------------------------------------------------------------------------------------------------------------------------
ELECTRICITY           C.F.E                                                                   NO                6.41
-----------------------------------------------------------------------------------------------------------------------------
FERROALLOYS           MINERA AUTLAN            FERROALLOYS        GFM TRADING                 YES              12.50
-----------------------------------------------------------------------------------------------------------------------------
ELECTRODES            UCAR CARBON MEXICANA     ELECTRODES         SGL CARBON GROUP            YES               8.61
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                    ANNEX 11                        CONSOLIDATED

                                 DOMESTIC SELLS

JUDGED INFORMATION
-----------------------------------------------------------------------------------------------------------------------------
                  MAIN PRODUCTS                               NET SALES                             MAIN DESTINATION

-----------------------------------------------------------------------------------------------------------------------------
                                                         VOLUME             AMOUNT            TRADEMARKS           COSTUMERS
-----------------------------------------------------------------------------------------------------------------------------
STRUCTURAL PROFILES                                         186           1,233,655
-----------------------------------------------------------------------------------------------------------------------------
COMMERCIAL PROFILES                                         153             936,822
-----------------------------------------------------------------------------------------------------------------------------
REBAR                                                       158             853,437
-----------------------------------------------------------------------------------------------------------------------------
FLAT BAR                                                    178           1,091,296
-----------------------------------------------------------------------------------------------------------------------------
STEEL BARS                                                  222           1,655,524
-----------------------------------------------------------------------------------------------------------------------------
OTHER                                                         2              15,537
-----------------------------------------------------------------------------------------------------------------------------
BILLET                                                       13              60,764
-----------------------------------------------------------------------------------------------------------------------------
HOT-ROLLED BARS
-----------------------------------------------------------------------------------------------------------------------------
COLD-FINISHED BARS
-----------------------------------------------------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS TUBE ROUNDS
-----------------------------------------------------------------------------------------------------------------------------
OTHER SEMI-FINISHED TRADE PRODUCTS
-----------------------------------------------------------------------------------------------------------------------------
T O T A L                                                                 5,847,035
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
FOREIGN SALES                                                             7,035,853
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                    12,882,888
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT
                                     ANNEX 11                       CONSOLIDATED

                                  FOREIGN SELLS

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
              MAIN PRODUCTS                           NET SELLS                                   MAIN

---------------------------------------------------------------------------------------------------------------------------
                                                    VOLUME              AMOUNT            TRADEMARKS           COSTUMERS
---------------------------------------------------------------------------------------------------------------------------
EXPORTS
---------------------------------------------------------------------------------------------------------------------------
STRUCTURAL PROFILES                                     13              77,590
---------------------------------------------------------------------------------------------------------------------------
COMMERCIAL PROFILES                                     13              80,517
---------------------------------------------------------------------------------------------------------------------------
REBAR                                                   81             451,183
---------------------------------------------------------------------------------------------------------------------------
STEEL BARS                                               4              29,092
---------------------------------------------------------------------------------------------------------------------------
FLAT BAR                                                23             169,790
---------------------------------------------------------------------------------------------------------------------------
BILLET                                                   1               7,439
---------------------------------------------------------------------------------------------------------------------------

FOREIGN SUBSIDIARIES
---------------------------------------------------------------------------------------------------------------------------
HOT-ROLLED BARS                                        404           3,958,326
---------------------------------------------------------------------------------------------------------------------------
COLD-FINISHED BARS                                      63             837,212
---------------------------------------------------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS TUBE ROUNDS                     165           1,055,934
---------------------------------------------------------------------------------------------------------------------------
OTHER SEMI-FINISHED TRADE PRODUCTS                      27             368,770
---------------------------------------------------------------------------------------------------------------------------
T O T A L                                                            7,035,853
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                                                    CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------------------
  SERIES    NOMINAL     VALID                            NUMBER OF SHARES                               CAPITAL STOCK
             VALUE      CUPON                                                                        (Thousands of Pesos)
---------------------------------------------------------------------------------------------------------------------------
                                      FIXED         VARIABLE                          FREE
                                     PORTION         PORTION         MEXICAN       SUBSCRIPTION      FIXED       VARIABLE
---------------------------------------------------------------------------------------------------------------------------
    B                               30,283,350     107,646,249             0       137,929,599       441,786     1,570,361
---------------------------------------------------------------------------------------------------------------------------
  TOTAL                             30,283,350     107,646,249             0       137,929,599       441,786     1,570,361
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 137,929,599
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                            CONSTRUCTION IN PROGRESS

                                    ANNEX 13                        CONSOLIDATED
JUDGED INFORMATION

THE PROYECTS IN PROGRESS AT DECEMBER 31, 2005, ARE:

    PROYECTS IN PROGRESS                              TOTAL INVESTMENT

CASTER PROJECT IN CANTON AND
  OTHER PROJECTS IN REPUBLIC                                   433,673
MEXICALI                                                        34,789
VARIOUS PROJECTS IN TLAXCALA                                    25,774
VARIOUS PROJECTS IN GUADALAJARA AND
MEXICALI                                                        26,446
TOTAL INVESTMENT AT
DECEMBER 31, 2005                                              520,682
                                                               =======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                      INFORMATION RELATED TO BULLETIN B-15
                         (FOREIGN CURRENCY TRANSLATION)

                                    ANNEX 14                        CONSOLIDATED
JUDGED INFORMATION

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations".

Pacific Steel and Undershaft investments are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-     Monetary items at the exchange rate at the balance sheet date.
- Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.
-     Income and expense items at an appropriate average exchange rate.
- The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

SimRep and subsidiaries are considered to be "foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

- Monetary and non-monetary items at the exchange rate at the balance sheet date.
-     Income and expense items at the exchange rate at the balance sheet date.
- The resulting foreign currency translation differences are included in the stockholders' equity.
- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                                                    CONSOLIDATED

JUDGED INFORMATION

      DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION
                           CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FOURTH QUARTER REPORT.

         ING LUIS GARCIA LIMON                         C.P. JOSE FLORES FLORES
         CHIEF EXECUTIVE OFFICER                       CHIEF FINANCIAL OFFICER

                      GUADALAJARA, JAL, AT APRIL 28 OF 2006